June 22, 2006

SHARP CORPORATION

NOTICE OF RESOLUTIONS OF THE 112TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

To Our Shareholders:

We hereby notify you that the following were reported and resolved at the 112th Ordinary General Meeting of Shareholders of Sharp Corporation (hereinafter referred to as the "Company"), held on June 22, 2006.

DESCRIPTION

Report:

1. The Business Report, Consolidated Balance Sheets, Consolidated Statements of Income and Audit of the Consolidated Accounts by the Accounting Auditors and the Board of Corporate Auditors for the 112th Term (from April 1, 2005 to March 31, 2006)

2. Balance Sheets and Statements of Income for the 112th Term (from April 1, 2005 to March 31, 2006)

A report was made on the contents of the above statements.

Resolutions:

Proposal No.1: Approval of the Proposed Appropriation of Retained Earnings for the 112th Term

The proposal was approved and passed as originally proposed.
Regarding the dividends for the term, it was resolved that an annual dividend of ¥22 per share shall be distributed to shareholders for the term, an increase of ¥2 per share compared to the dividends paid for the previous term. The dividends to be paid shall be ¥12 per share, since interim dividends of ¥10 per share have already been paid.
In addition, it was resolved that, pursuant to Article 361, Paragraph 1 and Article 387, Paragraph 1 of the Corporation Law, as bonuses to the Directors and Corporate Auditors for the term, we will pay a total of 468,000,000 yen, which includes 435,000,000 yen as Directors' bonus to our twenty-five (25) directors as at the end of the term and 33,000,000 yen as Corporate Auditors' bonus to our four (4) corporate auditors as at the end of the term.

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Proposal No.2: Amendment to Certain Provisions of the Articles of Incorporation of the Company

The proposal was approved and passed as originally proposed.
The summary of the amendment is as follows:

(1) Solicitation of life insurance and worker dispatch business were added to the objectives of the Company, in line with the diversification of our business, including our subsidiaries. (Article 3)
(2) Our public notices will be made electronically through our website on the internet, and when we cannot make our public notices on the internet for unavoidable reasons, our public notices will be made in the *Nihon Keizai Shimbun*. (Article 5)
(3) In order to prepare for taking countermeasures, in accordance with the adoption of the prior warning type of defense measures against hostile buyouts and to enable expeditious financing as appropriate for expansion of our business, we have increased the number of shares we are authorized to issue to 2.5 billion shares. (Article 6)
(4) We made the following amendments in connection with the implementation of the "Corporation Law" and "Law concerning maintenance of relevant laws in relation to implementation of the Corporation Law".
    (a) We have provided in our Articles of Incorporation that we establish and appoint a Board of Directors, Corporate Auditors, a Board of Corporate Auditors and Accounting Auditors as our organs, that we issue share certificates of our stock, and that we appoint a Shareholders' Register Manager. (Article 4, Article 7, and Article 11)
    (b) We are now able to provide notification, through the internet, of all or a part of the matters to be indicated in the reference materials relating to the general meeting of shareholders and other documents attached to the invitation to the general meeting of shareholders. (Article 16)
    (c) We made amendments so that the Board of Directors is allowed to resolve expeditiously in writing or electronically in case of necessity. (Article 24-2)
    (d) We made amendments so that we may enter into Limited Liability Agreements with our Outside Corporate Auditors to recruit personnel who are able to fully achieve their expected roles as Outside Corporate Auditors. (Article 35)
    (e) We provided for the method of election, term and remuneration of the Accounting Auditors. (Articles 36 through 38 of Chapter 6)
    (f) Other amendments were made to organize the provisions (such as change of terms) in line with the clauses of the Corporation Law.
(5) Other than the above, amendments were made to amend the article and chapter numbers in relation to the addition and deletion of provisions, and to amend the entire structure of the provisions and to adjust the paragraph numbers and certain wordings.

Proposal No.3: Election of 25 Directors of the Company

Messrs. Katsuhiko Machida, Hiroshi Saji, Shigeo Nakabu, Masafumi Matsumoto, Toshishige Hamano, Masaaki Ohtsuka, Kenji Ohta, Mikio Katayama, Toshio Adachi, Yoshiaki Ibuchi, Takashi Nakagawa, Takashi Tomita, Itsuro Kato, Yoshiki Sano, Takashi Okuda, Tetsuo Onishi, Toshihiko Fujimoto, Takuji Okawara, Takashi Nukii, Toru Chiba, Shigeaki Mizushima, Kohichi Takamori and Yoshisuke Hasegawa were reelected as Directors. Messrs. Nobuyuki Sugano and Tetsuroh Muramatsu were newly elected as Directors. All of the aforementioned have taken office.

Proposal No.4: Payment of Retirement Remuneration to Retiring Directors

The proposal was approved and passed that retirement remuneration shall be paid to Retiring Directors, Messrs. Akihiko Kumagai and Akira Mitarai of an appropriate amount pursuant to standards prescribed by the Company, and that the authority to decide the amounts, timing and methods of the payment be delegated to the Board of Directors.

At the Board of Directors' Meeting, after the Ordinary General Meeting of Shareholders, the following representative directors and directors who hold posts of responsibility were elected, and all of them have taken office.

Representative Director, President: Katsuhiko Machida
Representative Director, Corporate Senior Executive Vice President: Hiroshi Saji
Representative Director, Corporate Senior Executive Vice President: Shigeo Nakabu
Representative Director, Corporate Senior Executive Vice President: Masafumi Matsumoto
Representative Director, Corporate Senior Executive Director: Toshishige Hamano
Representative Director, Corporate Senior Executive Director: Masaaki Ohtsuka
Representative Director, Corporate Senior Executive Director: Kenji Ohta
Representative Director, Corporate Senior Executive Director: Mikio Katayama
Representative Director, Corporate Senior Executive Director: Toshio Adachi
Corporate Executive Director: Yoshiaki Ibuchi
Corporate Executive Director: Takashi Nakagawa
Corporate Executive Director: Takashi Tomita

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